UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) is supplementing its press release dated November 11, 2008 by providing in tabular form its preliminary, unaudited financial results for the nine months ended September 30, 2008, and updated information on its liquidity.

As of December 15, 2008, Taro’s cash and cash equivalents have increased to $77.6 million, after payments of debt principal and interest made in the fourth quarter of 2008 of approximately $12.0 million.  Debt principal and interest payable for the remaining portion of 2008 is approximately $1.2 million.  The following chart illustrates the Company’s net debt position over the last 20 months, which reflects the significant reduction of the Company’s financial indebtedness and increase in cash over the period.

Net Debt Position

(U.S. Dollars in Millions)

$240
$220
$200
$180
$160
$140
$120
$100
$216.7
$162.5
$163.8
$159.5
$158.6
$138.1
$123.3
$111.5
Mar 07
June 07
Sept 07
Dec 07
Mar 08
June 08
Sept 08
Nov 08

Net Debt Position equals total debt, offset by the value of hedging instruments, less cash and cash equivalents.

The reduction in net debt at the beginning of the period was primarily attributable to net cash generated by financing activities – in particular, the private placement sale of securities in the net amount of approximately $56.4 million. The subsequent reduction in Net Debt Position was primarily the result of net cash generated from operations.

The Company cautions that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change.  However, subject to the foregoing caveats, the Company believes that the information provided represents the best information currently available to Taro management.

SAFE HARBOR STATEMENT
Certain statements in this 6-K filing are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the Company’s financial performance, availability of financial information and estimates of financial results and financial information for 2007 and 2008.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)

	Unaudited and Unreviewed
	September 30,	December 31,
	2008	2007
ASSETS

Current Assets:
Cash and Cash Equivalents	$66,253	$45,178
Accounts Receivable, net – Trade	72,037	68,497
Accounts Receivable – Other and prepaid expenses	35,269	26,733
Inventories	70,999	66,036
Total Current Assets	244,558	206,444

Long-Term Investments	20,713	18,765
Property, Plant and Equipment, net	196,466	212,437
Deferred Taxes and Other Assets	45,461	47,625
TOTAL ASSETS	$507,198	$485,271

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-Term Bank Liabilities*	$93,248	$95,320
Current Maturities of Long-Term Liabilities	32,166	28,564
Accounts Payable and Accrued Expenses	80,898	72,543
Total Current Liabilities	206,312	196,427

Long-Term Liabilities	86,479	94,048
Deferred Taxes and Other Liabilities	8,365	8,402

TOTAL LIABILITIES	301,156	298,877

Shareholders’ Equity	206,042	186,394

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$507,198	$485,271

* Includes long-term debt reclassified by the Company, due to non-compliance with certain covenants, as short-term liabilities in the amount of $30,722 and $35,834 as of September 30, 2008 and December 31, 2007, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in Thousands, Except Per Share Data)

	Unaudited and Unreviewed

	Nine Months Ended September 30,
	2008	2007

SALES	$256,637	$231,800
Cost of Sales	115,801	105,998

Gross Profit	140,836	125,802

Operating Expenses:
Selling and Administrative	68,276	72,450

Operating Income before Research and
Development	72,560	53,352

Research and Development	27,595	20,605

Operating Income	44,965	32,747

Financial Expenses:
Interest	13,565	12,687
Foreign exchange fluctuations	(6,245)	6,113
	7,320	18,800
Other Income	539	4,520
	38,184	18,467
Taxes on Income	5,068	4,229

NET INCOME	$33,116	$14,238

Earnings per Ordinary Share	$0.85	$0.43
Diluted Earnings per Ordinary Share	$0.82	$0.43

Weighted Average Number of Shares-
BASIC EPS	39,186,478	33,215,730
DILUTED EPS	40,398,799	33,306,038

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in Thousands)

	Unaudited and Unreviewed
	Nine Months Ended	Year Ended
	September 30, 2008	December 31, 2007

Operating Activities:
Net Income	$33,116	$21,139

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	17,523	26,094
Stock based compensation	226	357
Gain on sales of property, plant and equipment	-	(3,844)
Increase in fair value of derivative instruments	(9,603)	(6,776)
Increase in long-term debt due to currency fluctuations	11,439	7,714
Amortization of deferred revenue	(982)	(5,894)
Increase in trade receivables	(8,865)	(26,775)
Increase in other receivables and tax assets	(2,766)	(305)
Increase in inventories	(5,458)	(3,175)
Foreign exchange effect on intercompany balances	(4,397)	6,959
Increase (decrease) in trade and other payables and accruals	10,418	(10,798)
Net Cash Provided by Operating Activities	40,651	4,696

Investing Activities:
Purchase of property, plant & equipment, net of related grants	(2,631)	(4,453)
Investment in other intangible assets	(339)	(271)
Proceeds from sale of marketable securities	-	114
Proceeds from sales of property, plant and equipment	-	10,321
Net Cash (Used) Provided by Investing Activities	(2,970)	5,711

Financing Activities:
Proceeds from issuance of shares, net	-	56,417
Repayments of long-term debt	(19,952)	(31,965)
Proceeds (repayments) of short-term bank debt, net	3,808	(6,754)
Net Cash (Used) Provided by Financing Activities	(16,144)	17,698

Effect of Exchange Rate Changes	(462)	162

Net increase in cash	21,075	28,267
Cash at beginning of period	45,178	16,911

Cash at End of Period	$66,253	$45,178

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 18, 2008

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Director and Secretary